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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1


                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.
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SEC 1846 (10-03)
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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed  on its  behalf  in the  city  of  ___Lexington___  and  the  state  of
___Kentucky___   on  the  __8th__  day  of  __January__,   20__04__.

                        Signature _________CCMI Funds__________________________
                                        (Name of Registrant)

                        By  ___________________/s/Timothy Ashburn_______________
                              (Name of director,    trustee   or   officer
                                signing   on   behalf   of    Registrant)

                        Timothy Ashburn, President. Secretary and Trustee
                        -------------------------------------------------
                                                (Title)
Attest:_____________/s/Carol Highsmith__
                  (Name)

Carol Highsmith, Assistant Secretary
------------------------------------
          (Title)

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